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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year ended December 31,
	1999	2000	2001	2002	2003	2004
	(amounts in thousands)
Net loss	$(8,357)	$(21,312)	$(13,806)	$(4,560)	$(11,887)	$(5,002)
Plus fixed charges:
Interest expense on Indebtedness	37	26	729	465	76	260
Amortization of Borrowing Expenses	—	—	—	—	—	95
Portion of Rental Expense under operating leases deemed to be representative of the interest factor	109	471	555	556	706	1,091

	146	497	1,284	1,021	782	1,446

Adjusted net loss	(8,211)	(20,815)	(12,522)	(3,539)	(11,105)	(3,556)

Fixed charges	146	497	1,284	1,021	782	1,446

Deficiency of earnings to cover fixed charges	$(8,357)	$(21,312)	$(13,806)	$(4,560)	$(11,887)	$(5,002)

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Ratio of Earnings to Fixed Charges